SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549



                             FORM 11-K



(Mark One)
  x  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
     OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO
     _____.



                    Commission File No. 1-8796


                        QUESTAR CORPORATION
                     EMPLOYEE INVESTMENT PLAN




                        Questar Corporation
                        180 East 100 South
                          P.O. Box 45433
                  Salt Lake City, Utah 84145-0433


                             FORM 11-K

          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998.
Commission File Number 1-8796.


     A.   The full title of the plan is the Questar Corporation
Employee Investment Plan. The address of the plan is the same as that of the issuer named below.

     B. The name of the issuer of the securities held pursuant to the plan and the address of its principal executive office are:
Questar Corporation, 180 East 100 South, P.O. Box 45433, Salt Lake City, Utah 84145-0433.

     C. Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 1998, are attached as an exhibit to this Form 11-K.

                             SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Questar Corporation Employee Benefits
Committee have duly caused this annual report to be signed by its duly authorized chairman.

                                   QUESTAR CORPORATION
                                   EMPLOYEE INVESTMENT PLAN



Date:  April 12, 1999          By:     /s/ R. D. Cash
                                       R. D. Cash
                                       Chairman, Employee Benefits
                                       Committee


Financial Statements and Schedules
Questar Corporation Employee Investment Plan
Years ended December 31, 1998 and 1997

Questar Corporation Employee Investment Plan
Financial Statements and Schedules

Years ended December 31, 1998 and 1997

Contents
Report of Independent Auditors
Audited Financial Statements
Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements

Schedules

Schedule of Assets Held for Investment
Schedule of Reportable Transactions



                  Report of Independent Auditors


Participants in Questar Corporation
Employee Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of Questar Corporation Employee Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 financial statements taken as a whole.


                                        /s/Ernst & Young
                                           Ernst & Young
Salt Lake City, Utah
March 26, 1999



Questar Corporation
Employee Investment Plan

Statements of Net Assets Available for Plan Benefits

                                        December 31,
                                        1998        1997
Assets
Investments - at market:
  Questar Corporation common stock:
      Allocated                         126,795,730 152,595,668
      Unallocated                         5,869,895  17,981,632
  Mutual funds                           24,412,047  18,893,579
  Merrill Lynch Retirement
    Preservation Trust                    2,158,833   2,874,782
                                        159,236,505 192,345,661
Cash and short-term investments              96,780     341,910
                                        159,333,285 192,687,571

Contribution receivable from
  Questar Corporation                       398,000     436,400
Interest receivable                          12,224      61,589
                                        159,743,509 193,185,560

Liabilities
Unallocated contributions and dividends      71,687     176,628
Security acquisition loans                3,955,225  10,172,947
                                          4,026,912  10,349,575

Net assets available for plan benefits  155,716,597 182,835,985


See accompanying notes.






Questar Corporation
Employee Investment Plan

Statements of Changes in Net Assets Available for Plan Benefits

                                        Year ended December 31,
                                        1998        1997
Additions
  Dividend and interest income            6,298,664   6,139,263
  Contributions:
    Employees                             7,256,970   6,444,643
    Employer                              4,975,420   4,665,824
                                         12,232,390  11,110,467
                                         18,531,054  17,249,730

Deductions
  Withdrawals - at market                25,358,000  12,245,631
  Distribution of dividends
    to participants                         328,001     311,714
  Trustee fees and commissions               16,847      18,550
  Interest expense                          622,900   1,093,416
                                         26,325,748  13,669,311

Net realized and unrealized appreciation
   (depreciation) in the fair value of
   investments                          (19,324,694) 32,895,497
Net additions (deductions)              (27,119,388) 36,475,916
Net assets available for plan benefits
  at beginning of year                  182,835,985 146,360,069
Net assets available for plan
   benefits at end of year              155,716,597 182,835,985


See accompanying notes.



Questar Corporation
Employee Investment Plan

Notes To Financial Statements

December 31, 1998


1.  Description of the Plan

The Questar Corporation Employee Investment Plan (Plan) is a defined contribution plan for employees of Questar Corporation and certain
of its subsidiaries (Questar).   After August 1, 1999, the Plan will
continue as a defined contribution plan, but will no longer be an employee stock ownership plan (ESOP) as defined in the Internal Revenue Code (Code) Section 4975(e)(7). Significant amendments and modifications were made to the Plan effective January 1, 1999 that are discussed in the following paragraphs. The changes were necessary to conform to new accounting software purchased from a third party vendor that is year 2000 compliant.

In addition to Questar common stock, employees are able to direct the investment of their contributions into the following funds: the
1) Merrill Lynch Retirement Preservation Trust, which invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in obligations of U.S. government and government-agency securities; 2) Fidelity Magellan Fund, which invests primarily in common stocks; 3) Fidelity Puritan Fund, which invests primarily in common stocks and bonds; 4) Fidelity Intermediate Bond Fund, which invests primarily in high and upper-medium grade fixed-income obligations; 5) Vanguard 500 Portfolio Index Fund, which invests primarily in common stocks as it seeks to replicate the Standard & Poor's 500 Composite Price Index; and 6) Vanguard Total International Portfolio Fund, which invests in a combination of the European, Pacific, and Emerging Markets Vanguard International Equity Index Funds. Since the beginning of 1999, employees have also been able to invest in the Vanguard Index Trust-Small Capitalization Stock Portfolio Fund, which invests in a diversified group of small-sized companies as it attempts to track the performance of the Russell 2000 Index. During 1998, the Plan allowed participants to change their contribution elections one day before the first day of the calendar month in which the change was to become effective. Beginning in 1999, employees are required to have any plan change request forms submitted to the Personnel Services Department by the 25th of the prior month.

With the exception of the Questar stock fund, participants could transfer amounts invested with any of their employee contributions between the various investment funds on a monthly basis. Beginning in 1999, participants will be able to transfer all or part of their 401(k) account balance between any of the Plan investment funds, including their 401(k) Questar stock. Participants who contributed to the stock fund or any of the other investment funds received employer matching contributions in the form of Questar shares released from an ESOP suspense account (Note 3) on up to 6% of their eligible compensation contributed, at the following percentages: 100% of the first 2%, 75% of the next 2% and 50% of the next 2%. In 1999, these matching percentages will change to:
100% on the first 3% and 60% on the next 3% of eligible contributions.

In May 1998, the Plan was amended to allow employees to participate in the Plan immediately upon hire if they were scheduled to work 20 hours per week, with a one year vesting period for employer matching. In 1999, the one year vesting period for employer matching is eliminated. Subject to certain restrictions in the Code, non-highly compensated employees in 1998 could elect to contribute from 1% to 16% of annual compensation to the Plan on either a pre-tax basis pursuant to salary reduction arrangements, that would qualify the contributions under section 401(k) of the Code, on an after-tax basis or a combination of the two. "Highly compensated employees" were limited to contributing from 1% to 6% of annual compensation to the Plan on a pre-tax basis, after-tax basis or a combination of the two. In 1999, all participants will be allowed to contribute from 1% to 16% on a pre-tax basis pursuant to salary reduction arrangements that will qualify under section 401(k) of the Code, subject to limits imposed by Federal tax laws and to discrimination testing. After-tax payroll deductions to the Plan have been eliminated.

The Plan provides an additional $200 annual employer contribution at the end of the Plan year in the form of shares of Questar stock to each employee eligible to participate in the Plan at the beginning of the Plan year and employed on the last day of the Plan year.
This contribution is made irrespective of whether the eligible employee actually participates in the Plan.

Beginning in 1999, employees have the opportunity to borrow up to 50% of the value of their Plan account balance, not to exceed $50,000. The interest rate will be fixed and will be equal to prime plus one percent, set at the time the loan is made. The participant can elect loan repayment terms up to a maximum of five years (ten years if the loan is to purchase or build a primary residence) and repayment is by payroll deductions. Upon termination of employment, the participant can either elect to repay the loan at termination or treat the loan as a taxable distribution from his/her account.

The Plan provides for the direct rollover of taxable amounts withdrawn from the Plan to the Trustee of the participant's
Individual Retirement Account (IRA) or other qualified plan, if the participant so elects.

The rules for in-service withdrawals of Questar shares and investment funds allocated to participants' accounts and for distributions of such amounts upon termination of employment, disability or death are set forth in the Summary Plan Description of the Plan.

The Plan continues to be subject to the diversification requirements imposed on ESOPs by the Tax Reform Act of 1986 until August 1, 1999, and meets these requirements by allowing qualified participants to receive a diversification distribution of shares of Questar stock in 1999.

Beginning in 1999, participants are always fully vested in all shares and funds allocated to their individual accounts. Should the Plan terminate at some future time, all amounts allocated to the participants' accounts would be distributed to them.


2.  Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from the estimates.

Investments

Investment in Questar common stock is recorded at market value based on the closing market price on the last business day of the year on
the  New  York  Stock  Exchange.   The nationally listed mutual
funds are valued at market. The Merrill Lynch Retirement Preservation Trust is valued at cost plus interest earned, which approximates market. Short- term investments consist primarily of investments in a separate money market portfolio fund and are valued at market.

Dividends

Questar has a Dividend Reinvestment and Stock Purchase Plan whereby participants may reinvest dividends to purchase additional shares of Questar common stock at market value. In 1998, dividends payable with respect to Questar stock purchased with employee after-tax and 401(k) contributions were distributed directly to participants unless they had elected to have such dividends retained in the Plan. In 1999, dividends on all shares of Questar stock held in the Plan will be reinvested. Dividends paid on leveraged shares will continue to be applied to the principal and interest payments on the promissory note payable to Questar until the note is paid off.

Withdrawals

Withdrawals are recorded based on market prices at the date withdrawn. The differences between cost and market at the time of withdrawal are included in the financial statements as realized gains or losses.

Administrative Expenses

Legal, accounting, and other administrative expenses except commissions and a portion of the trustee fees have been paid by Questar.

Income Taxes

The Plan is a qualified defined contribution plan under section 401(a) of the Code and is exempt from federal income tax. The Plan administrator is not aware of any course of action or series of events that have occurred, including Plan amendments subsequent to the latest determination letter, that might adversely affect the Plan's qualified status. Participants are not subject to income tax on employer contributions (including 401(k) salary reductions) or income credited to individual accounts until such time as these amounts are distributed. A description of the income tax consequences to employees is included in the Summary Plan Description of the Plan, which has been provided to all participants.

3.  Security Acquisition Loans

In 1989 the Plan issued two promissory notes payable to Questar totaling $35,000,000 and used the proceeds to purchase 3,985,768 shares (leveraged shares) of Questar common stock at $8.7813 per share. These shares are held in a separate suspense account established under the Trust and are released and allocated to eligible participants as the notes are repaid over a ten-year period. Payments on the notes are made with contributions from Questar and from dividends and earnings received on the remaining allocated and unallocated leveraged shares. The notes are collateralized by the unreleased leveraged shares. The 8.28% Senior ESOP Notes-Series B had an outstanding balance of $3,955,225 and $10,172,947 as of December 31, 1998 and 1997, respectively.

Under the terms of the notes, the Plan is obligated to make principal payments annually, which, in aggregate, must meet or exceed cumulative minimum principal payments as of each payment date. The remaining balance of $3,955,225 will be paid off in 1999. Any shares remaining at the end of the year in excess of those that are required to make the monthly matching allocations will be allocated to: (i) participants who are Questar employees on the last day of the year, (ii) participants who are on leave under the federal Family and Medical Leave Act of 1993 on the last day of such Plan year, and (iii) to former participants (or their beneficiaries) who become disabled, retire, or die during the year of 1999. At year-end 1998 and 1997, a special distribution of excess shares was allocated to the accounts of the eligible participants who contributed to the Plan during the year. Depending on the market price of Questar stock and the matching requirements for 1999, there could be a final special distribution of shares at the end of 1999.

4.  Year 2000 (Unaudited)

Questar established a team to address the issue of computer programs and embedded computer chips being unable to distinguish between the year 1900 and the year 2000 (Y2K). The team has identified 60 projects that are in varying stages of remediation from assessing to testing. The projects fit into the general classifications of application software, infrastructure, noninformation-technology equipment and critical third-party associations. For the Plan, both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. It is anticipated that this phase of the project will be substantially completed by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

The complete text of Questar's Y2K disclosure can be viewed in Questar Corporation's annual report on Form 10-K for December 31,
1998, filed with the Securities and Exchange Commission, or on Questar's website, www.questarcorp.com.

5. Investments

First Security Bank, N.A., is the Plan Trustee. Investments in common stock of Questar for the two years ended December 31, 1998, were as follows:

                                                Allocated                Unallocated
                                        Shares      Cost        Shares      Cost

Balances at January 1, 1997               6,563,698  78,029,006   1,281,878  11,256,491

  Purchases                                 333,574   6,533,839
  Allocation of shares                      475,976   9,479,216    (475,978) (4,179,682)
  Withdrawals                              (534,226) (6,417,195)
Balances at December 31, 1997             6,839,022  87,624,866     805,900   7,076,809

  Purchases                                 331,419   6,555,742
  Allocation of shares                      502,941   9,857,179    (502,941) (4,416,362)
  Withdrawals                            (1,129,086)(14,310,440)
Balances at December 31, 1998             6,544,296  89,727,347     302,959   2,660,447

Average cost per share of allocated stock was $13.63 and $12.82 as of December 31, 1998 and 1997, respectively. Balances for 1997 have been adjusted to reflect the two-for-one stock split on June 15, 1998. Market price per share of stock, both allocated and unallocated, was $19.38 and $22.31 as of December 31, 1998 and 1997, respectively.

The cost of allocated shares is based on the average market purchase price for shares for each quarter, whereas the cost of unallocated shares is shown as the original purchase price of the shares which was $8.7813 per share.

Statement amounts that were attributable to allocated and unallocated shares during 1998 and 1997, were as follows:

                                                Allocated               Unallocated
                                               1998        1997        1998        1997
Changes in net realized
   and unrealized
   appreciation (depreciation)          (15,541,516) 31,789,566  (7,695,375) (1,393,176)
Security acquisition loans                                        3,955,225  10,172,947
Dividends                                 4,437,272   4,130,776     374,357     659,608


Interest expense was entirely attributable to shares that were unreleased during 1998 and 1997. Employer contributions receivable, employer contributions, and distributions were entirely attributable to allocated shares.

The market values for the Investment Funds are shown below:

December 31, 1998

Merrill       Fidelity      Fidelity    Fidelity    Vanguard    Vanguard    Total
Lynch         Magellan      Puritan     Intermediate500         Total
Retirement    Fund          Fund        Bond Fund   Portfolio   International
Preservation                                        Index Fund  Portfolio
Trust                                                           Fund
    2,158,833    11,807,522   6,060,489     309,144   5,640,040     594,852  26,570,880


December 31, 1997


Merrill       Fidelity      Fidelity    Fidelity    Vanguard    Vanguard    Total
Lynch         Magellan      Puritan     Intermediate500         Total
Retirement    Fund          Fund        Bond Fund   Portfolio   International
Preservation                                        Index Fund  Portfolio
Trust                                                           Fund

    2,874,782     9,745,725   5,393,716     144,182   3,201,842     408,114  21,768,361

The changes in net assets by Fund are shown below:

                            Year ended December 31, 1998   (1)
                            Merrill     Fidelity    Fidelity    Fidelity    Vanguard    Vanguard    Questar     Total
                            Lynch       Magellan    Puritan     Intermediate500         Total       Stock
                            RPT         Fund        Fund        Bond Fund   Portfolio   International
                                                                            Index Fund  Portfolio
                                                                                        Fund
Additions:
  Employee contributions        108,120     977,047     683,635      53,232   1,364,196     180,398   3,890,342   7,256,970
  Employer contributions                                                                              5,013,820   5,013,820
  Dividend and
    Interest income             153,245     572,475     631,056      15,582     116,107      19,111   4,840,454   6,348,030
                                261,365   1,549,522   1,314,691      68,814   1,480,303     199,509  13,744,616  18,618,820

Withdrawals                  (1,083,647) (1,434,205)   (847,174)    (81,547)   (614,773)    (66,125)(21,230,529)(25,358,000)
Distribution of dividends                                                                              (328,001)   (328,001)
Trustee fees                                                                                            (16,847)    (16,847)
Interest expense                                                                                       (622,900)   (622,900)
Net transfers in (out)          103,785    (650,653)    (85,939)    174,287     475,204     (16,684)
Net realized and unrealized
  appreciation (depreciation)
  of investments                          2,554,731     263,219       2,842   1,034,126      57,280 (23,236,892)(19,324,694)
Net additions (deductions)     (718,497)  2,019,395     644,797     164,396   2,374,860     173,980 (31,690,553)(27,031,622)
Net assets held by trustee at
  beginning of year           2,879,215   9,798,467   5,419,930     144,748   3,268,075     420,872 160,406,689 182,337,996
Net assets held by trustee at
  end of year                 2,160,718  11,817,862   6,064,727     309,144   5,642,935     594,852 128,716,136 155,306,374


(1)  The above statement differs from the Statement of Net Assets
Available for Plan Benefits because the above statement excludes receivables, and includes the cash value held in the Fund accounts hat is intended to be used to purchase Fund shares.

                            Year ended December 31, 1997   (1)


                                        Fidelity    Merrill     Fidelity    Fidelity    Fidelity
                            Equitable   Money       Lynch       Magellan    Puritan     Intermediate
                            GIC         Market Fund RPT         Fund        Fund        Bond Fund

Additions:
  Employee contributions                     77,194      51,166     893,072     595,681      37,946
  Employer contributions
  Dividend and
    Interest income               4,508     109,372      71,605     628,173     429,725       8,781
                                  4,508     186,566     122,771   1,521,245   1,025,406      46,727

Withdrawals                                (148,523)   (237,494)   (715,103)   (351,476)    (11,018)
Distribution of dividends
Trustee fees
Interest expense
Net transfers in (out)         (209,631) (3,494,851)  2,993,938    (269,823)     99,137      (9,823)
Net realized and unrealized
  appreciation (depreciation)
  of investments                                                  1,433,222     526,640       1,630
Net additions (deductions)     (205,123) (3,456,808)  2,879,215   1,969,541   1,299,707      27,516
Net assets held by trustee at
  beginning of year             205,123   3,456,808               7,828,926   4,120,223     117,232
Net assets held by trustee at
  end of year                         0           0   2,879,215   9,798,467   5,419,930     144,748

<CATION>

                            Year ended December 31, 1997   (1) (continued)
                                                    Questar
                            Vanguard    Vanguard    Stock
                            500 PortfoliTotal International
                            Index Fund  Portfolio Fund          Total

Additions:
  Employee contributions        881,388     174,776   3,846,179   6,557,402
  Employer contributions                              4,676,224   4,676,224
  Dividend and
    Interest income              40,220       2,560   4,816,974   6,111,918
                                921,608     177,336  13,339,377  17,345,544

Withdrawals                    (254,025)    (12,595)(10,515,397)(12,245,631)
Distribution of dividends                              (311,714)   (311,714)
Trustee fees                                            (18,550)    (18,550)
Interest expense                                     (1,093,416) (1,093,416)
Net transfers in (out)          758,170     132,883
Net realized and unrealized
  appreciation (depreciation)
  of investments                562,726     (25,111) 30,396,390  32,895,497
Net additions (deductions)    1,988,479     272,513  31,796,690  36,571,730
Net assets held by trustee at
  beginning of year           1,279,596     148,359 128,609,999 145,766,266
Net assets held by trustee at
  end of year                 3,268,075     420,872 160,406,689 182,337,996

(1)  The above statement differs from the Statement of Net Assets
Available for Plan Benefits because the above statement excludes receivables, and includes the cash value held in the Fund accounts that is intended to be used to purchase Fund shares.





EIN 87-0407509
PLAN #002


Questar Corporation
Employee Investment Plan

Line 27a-Schedule of Assets Held for Investment

December 31, 1998


Assets Held in Trust by First Security Bank, N.A.

Description of Investments                          Cost        Fair Value
Questar Corporation Common Stock
   Allocated - 6,544,296 shares                      89,727,347 126,795,730
   Unallocated - 302,959 shares                       2,660,447   5,869,895

Fidelity Magellan Fund - 97,728 units                 9,006,302  11,807,522

Fidelity Puritan Fund - 301,968 units                 5,582,188   6,060,489

Fidelity Intermediate Bond Fund - 30,102 units          332,500     309,144

Vanguard 500 Portfolio Index Fund - 49,496 units      4,255,007   5,640,040

Vanguard Total International
   Portfolio Fund - 53,159 units                        566,658     594,852

Merrill Lynch Retirement Preservation Trust
   2,158,833 units                                    2,158,833   2,158,833

                                                    114,289,282 159,236,505

EIN 87-0407509
PLAN #002


Questar Corporation
Employee Investment Plan

Line 27d-Schedule of Reportable Transactions

Year ended December 31, 1998

                            Description Purchase    Selling     Net Gain
Identity of Issuer          of Assets   Price       Price       or Loss
Category (i) - Single Transaction in Excess of 5% of Plan Assets

                            None


Category (ii) - Series of Transactions (Other than Securities Transactions)
                with the Same Person Aggregating 5% of Plan Assets

                            None


Category (iii) - A Series of Transactions in a Security Issue Aggregating 5% of Plan Assets


Questar Corporation         Common Stock -
                            201
                            Withdrawals  14,310,440  21,230,529   6,920,089


Category (iv) - Transactions in Securities with a Person if Any Single Transaction with that Person was in Excess of 5% of Plan Assets

                            None

                           EXHIBIT INDEX

Exhibit
Number    Exhibit

 23.      Consent of Independent Auditors.